UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:   333-97721

Vertis, Inc.*
d/b/a Vertis Communications

(Exact name of registrant as specified in its charter)

* See Table of Co-Registrants Below

250 West Pratt Street, Baltimore, MD  21201; Tel: (410) 528-9800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

10 7/8% Series B Senior Notes due June 15, 2009 (and Guarantees by Co-Registrants with respect thereto)
9 3/4% Series B Senior Secured Second Lien Notes due April 1, 2009 (and Guarantees by Co-Registrants with respect thereto)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrants *	Jurisdiction of Formation	Commission File Number
Webcraft, LLC	Delaware	333-97721-03
Webcraft Chemicals, LLC	Delaware	333-97721-02
Enteron Group, LLC	Delaware	333-97721-01

*  The address for each of the Co-Registrants is c/o Vertis, Inc., 250 West Pratt Street, Baltimore, Maryland 21201.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Vertis, Inc., and each Co-Registrant have caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

VERTIS, INC.

	By:	/s/ Barry C. Kohn
Barry C. Kohn Chief Financial Officer

WEBCRAFT, LLC WEBCRAFT CHEMICALS, LLC ENTERON GROUP, LLC

	By:	/s/ John V. Howard, Jr.
John V. Howard, Jr. Chief Legal Officer and Secretary

Date: October 21, 2008